BYLAWS

of

PEPCO HOLDINGS, INC.,

a Delaware corporation

As amended through
January 26, 2006

ARTICLE I

Meetings of Stockholders

Section 1. Meetings

1.1 The annual meeting of stockholders of Pepco Holdings, Inc. (the "Corporation") shall be held on such date, at such time and at such place (within or outside the State of Delaware), if any, set by resolution of the Board of Directors or, if authorized by the Board of Directors, by means of remote communication in accordance with applicable law, for the election of Directors and the transaction of such other business as may properly come before the meeting.

1.2 Special meetings of stockholders shall be called only by resolution adopted by a majority of the entire Board of Directors and shall be held on such date, at such time and at such place (within or outside the State of Delaware), if any, set by resolution of the Board of Directors or, if authorized by the Board of Directors, by means of remote communication in accordance with applicable law.

Section 2. Notice

Notice of any meeting of stockholders shall be given in writing or by electronic transmission in accordance with applicable law to each stockholder of record entitled to vote at such meeting at the address of the stockholder as it appears on the records of the Corporation, except as otherwise provided by applicable law. Such notice shall state the time and place of the meeting and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notices of special meetings and of annual meetings shall be given not less than ten days nor more than 60 days before the meeting. Any previously scheduled annual or special meeting of stockholders may be postponed by action of the Board of Directors taken prior to the time previously scheduled for the meeting.

Section 3. Adjournment

Whenever a quorum is not present at any meeting of the stockholders, or whenever it may be deemed desirable, a majority in interest of the stockholders present in person or by proxy may adjourn the meeting from time to time to any future date, without notice other than by announcement at the meeting except as provided below. At any continuation of the adjourned meeting at which a quorum is present, any business may be transacted which may have been transacted at the meeting originally scheduled. If such adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting in accordance with these Bylaws.

Section 4. Order of Business

        4.1 The Chairman of the Board of Directors, or in the absence of the Chairman, the President, or in their absence, the Vice Chairman, or if no such officer is present, a Director designated by the Board of Directors, shall call meetings of the stockholders to order and shall act as chairman of the meeting. The Secretary, or in the absence of the Secretary, an Assistant Secretary, shall act as secretary of the meeting of the stockholders, but in the absence of the Secretary and Assistant Secretary at a meeting of the stockholders the chairman of the meeting may appoint any person to act as secretary of the meeting.

        4.2 The chairman of the meeting shall have the right to determine the order of business at the meeting, to prescribe the rules and procedures for the conduct of the meeting and to do all things necessary or desirable for the proper conduct of the meeting, including maintenance of order and safety and limitations on the time allotted to questions or comments on the affairs of the Corporation.

        4.3 The only business that may be conducted at an annual meeting of stockholders is that business which has been brought before the meeting: (i) by or at the direction of the chairman of the meeting; (ii) pursuant to the notice of the meeting; or (iii) by any stockholder who is a holder of record as of the record date of the meeting who is entitled to vote at the meeting and who complies with the procedures set forth in Section 4.4. The business conducted at a special meeting of stockholders shall be confined to the purpose or purposes stated in the notice of such meeting.

        4.4 In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be received at the principal executive offices of the Corporation not less than 100 days, nor more than 120 days, prior to the first anniversary of the immediately preceding annual meeting of the stockholders (for purposes of the annual meeting of the stockholders in 2003, the first anniversary of the immediately preceding annual meeting of the stockholders shall be deemed to be April 25, 2003); provided, however, that in the event that the date of the annual meeting is more than 30 days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the earlier of the date on which notice or public announcement of the date of the meeting was first given or made by the Corporation. A stockholder's notice to the Secretary shall set forth (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class, series and number of shares of the Corporation that are owned beneficially and of record by the stockholder and (iv) any material interest of the stockholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Article I, Section 4.4; provided, however, that nothing in this Article I, Section 4.4 shall be deemed to preclude discussion by any stockholder of any business properly brought before the annual meeting in accordance with such procedures. The chairman of an annual meeting shall, if the facts warrant, determine that business was not properly brought before the meeting in accordance with the provisions of this Article I, Section 4.4, and, if he should so determine, he shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted.

Section 5. Voting

5.1 At meetings of stockholders, except as otherwise provided in the Certificate of Incorporation, every stockholder shall be entitled to one vote for each share of stock outstanding in the name of the stockholder on the books of the Corporation on the date on which stockholders entitled to vote are determined. Each stockholder may be represented and vote by a proxy or proxies authorized by any valid means permitted by applicable law. If two or more persons are authorized to act as proxies, a majority of the proxies present at the meeting may exercise all of the powers conferred by such authorization unless such authorization provides otherwise. No proxy shall be voted or acted upon after three years from its date unless the proxy provides for a longer period. If any proxy is authorized for a specific meeting, such proxy shall not be voted at any meeting or continuation of an adjourned meeting other than that for which the proxy is authorized.

5.2 In all matters acted upon by stockholders, voting shall be (i) by written ballot or (ii) by any other process that the Board of Directors may authorize, each to the extent permitted by applicable law.

5.3 Except as otherwise required by applicable law, the Certificate of Incorporation or these Bylaws, the presence, in person or by proxy, of the holders of a majority of the aggregate voting power of the stock issued and outstanding and entitled to vote thereat shall constitute a quorum for the transaction of business at each meeting of stockholders. If authorized by the Board of Directors (and subject to such guidelines and procedures as the Board of Directors may adopt), stockholders and proxyholders not physically present at a meeting of stockholders may participate in a meeting of stockholders and shall be deemed present in person and may vote at a meeting of stockholders by means of remote communication in accordance with applicable law. If such majority shall not be present at a meeting of stockholders, a majority in interest of the stockholders present shall have the power to adjourn the meeting.

5.4 Except as otherwise required by applicable law or the Certificate of Incorporation, whenever any corporate action other than the election of Directors is to be taken by the stockholders it shall be authorized by the affirmative vote of a majority of the shares present and entitled to vote at a meeting of stockholders at which a quorum is present in person or by proxy.

Except as otherwise required by applicable law or the Certificate of Incorporation, (i) in a contested director election where the number of nominees exceeds the number of directors to be elected, each Director shall be elected by a plurality of the votes cast "for" his or her election at a meeting of stockholders at which a quorum is present in person or by proxy and entitled to vote in the election; (ii) in all other elections, each Director shall be elected by a majority of the votes cast "for" his or her election at a meeting of stockholders at which a quorum is present in person or by proxy and entitled to vote in the election. Any incumbent nominee for Director who, in an uncontested director election, fails to receive a majority of votes cast "for" his or her election shall resign no later than ninety (90) days after the date of the certification of the election results.

ARTICLE II

Directors

Section 1. Number, Election and Terms

1.1 The business and property of the Corporation shall be managed under the direction of the Board of Directors. Directors shall be stockholders of the Corporation but need not be citizens of the United States of America. Until immediately prior to the commencement of the 2006 Annual Meeting of Shareholders, the Board of Directors shall consist of 12 members. Thereafter, the Board of Directors shall consist of 13 members. The Directors may be elected in classes as authorized by the Certificate of Incorporation in the manner provided by applicable law. No person shall be eligible for election as a Director after he shall have attained his 70th birthday, and no person shall be eligible to serve as a Director beyond the next annual meeting after he shall have attained his 70th birthday.

1.2 Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors:

Nominations of persons for election to the Board of Directors of the Corporation may be made at the annual meeting of the stockholders, or at a special meeting of the stockholders called for the purpose of electing Directors, by or at the direction of the Board of Directors, by any Committee or person authorized by the Board of Directors, or by any stockholder of the Corporation entitled to vote for the election of Directors at the meeting who complies with the notice procedures set forth in this Article II, Section 1.2. Such nominations, other than those made by or at the direction of the Board of Directors or by a nominating committee or person appointed by the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be received at the principal executive offices of the Corporation (i) in the case of an annual meeting, not less than 100 days, nor more than 120 days, prior to the first anniversary of the immediately preceding annual meeting of the stockholders (for purposes of the annual meeting of the stockholders in 2003, the first anniversary of the immediately preceding annual meeting of the stockholders shall be deemed to be April 25, 2003); provided, however, that in the event that the date of the annual meeting is more than 30 days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the earlier of the date on which notice or public announcement of the date of the meeting was first given or made by the Corporation, and (ii) in the case of a special meeting of the stockholders called for the purpose of electing Directors not later than the close of business on the tenth day following the earlier of the date on which notice or public announcement of the date of the meeting was first given or made by the Corporation. Such stockholder's notice to the Secretary shall set forth: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of capital stock of the Corporation that are beneficially owned by the person and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and the Public Utility Holding Company Act of 1935, as amended, and any rules or regulations promulgated thereunder; and (b) as to the stockholder giving the notice, (i) the name and record address of the stockholder and (ii) the class and number of shares of capital stock of the Corporation that are beneficially owned by the stockholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a Director of the Corporation. No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with the procedures set forth herein. The chairman of the meeting shall, if the facts warrant, determine that a nomination was not made in accordance with the foregoing procedure, and, if he should so determine, he shall so declare to the meeting, and the defective nomination shall be disregarded.

1.3 The Board of Directors, as soon as is reasonably practicable after the initial election of Directors by the stockholders in each year, shall elect one of its number Chairman of the Board of Directors, who may be, but is not required to be, an officer or employee of the Corporation.

Section 2. Compensation

Directors shall receive compensation for their services as directors as may be fixed by resolution of the Board of Directors, including reimbursement for any expenses incurred in attending a meeting of the Board of Directors or otherwise incurred in connection with the business of the Corporation.

Section 3. Meetings

All meetings of the Board of Directors, both regular and special, shall be held at the times and places, either within or outside the State of Delaware, designated by the Board of Directors. The annual meeting of the Board of Directors for the election of officers and such other business as may properly come before the meeting shall be held as soon as practicable after the annual meeting of stockholders. Special meetings of the Board of Directors shall be held whenever called at the direction of the Chairman of the Board of Directors, the President or any four Directors. Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

Section 4. Notice

No notice shall be required of any annual or regular meeting of the Board of Directors unless the place has been changed from that last designated by the Board of Directors. Notice of any annual or regular meeting, when required, or of any special meeting of the Board of Directors, shall be given by the Secretary to each Director by personally delivering, mailing, faxing or otherwise electronically transmitting the same, or by telephone, at least 24 hours before the time fixed for the meeting. Notice may be waived by any Director. Such notice need not include a statement of the business to be transacted at, or the purpose of, any such meeting. Any and all business may be transacted at any meeting of the Board of Directors.

Section 5. Quorum and Action

     5.1 Except as otherwise expressly required by applicable law or these Bylaws, at any meeting of the Board of Directors the presence of at least a majority of the entire Board of Directors shall constitute a quorum for the transaction of business, but, if there shall be less than a quorum, a majority of those Directors present may adjourn the meeting from time to time and no notice shall be required for any continuation of an adjourned meeting beyond the announcement at the adjourned meeting. Unless otherwise provided by applicable law or these Bylaws, the vote of a majority of the Directors present at any meeting at which a quorum is present shall be necessary for the approval and adoption of any resolution or the approval of any act of the Board of Directors. The Chairman of the Board of Directors or, in the absence of the Chairman of the Board of Directors, a member of the Board of Directors selected by the members present, shall preside at meetings of the Board of Directors. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the presiding officer may appoint a secretary of the meeting.

     5.2 Any action required or permitted to be taken at any meeting of the Board of Directors, or a Committee thereof, may be taken without a meeting if all members of the Board of Directors or the Committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or Committee.

Section 6. Committees

     6.1 The Board of Directors may, by resolution or resolutions adopted by not less than the number of Directors necessary to constitute a quorum of the Board of Directors, designate an Executive Committee consisting of not less than three, nor more than seven, Directors. Except as otherwise provided by applicable law, the Executive Committee shall have and may exercise, when the Board of Directors is not in session, all of the powers of the Board of Directors in the management of the property, business and affairs of the Corporation, but the Executive Committee shall not have power to fill vacancies in the Board of Directors, or to change the membership of, or to fill vacancies in, the Executive Committee, or to adopt, alter, amend or repeal the Bylaws of the Corporation, or to approve, adopt or recommend to the stockholders any action or matter expressly required by applicable law to be submitted to the stockholders for approval. The Board of Directors shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve the Executive Committee. The Executive Committee may make rules for the conduct of its business and fix the time and place of its meetings and may appoint such subcommittees and assistants as it shall from time to time deem necessary. A majority of the members of the Executive Committee shall constitute a quorum, and the acts of a majority of the members of the Executive Committee present at a meeting at which a quorum is present shall be the acts of the Executive Committee. All action taken by the Executive Committee shall be reported to the Board of Directors at the first regular meeting of the Board of Directors held after the taking of such action.

6.2 The Board of Directors may also, by resolution or resolutions adopted by not less than the number of Directors necessary to constitute a quorum of the Board of Directors, designate one or more other Committees, each such Committee to consist of such number of Directors as the Board of Directors may from time to time determine, which, to the extent provided in said resolution or resolutions, shall have, and may exercise, such limited authority as the Board of Directors may authorize. Each such Committee shall have such name or names as the Board of Directors may from time to time determine. The Board of Directors shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such Committee. A majority, or such other number as the Board of Directors may designate, of the members of any such Committee shall constitute a quorum. Each such Committee may make rules for the conduct of its business and fix the time and place of its meetings unless the Board of Directors shall otherwise provide. All action taken by any such Committee shall be reported to the Board of Directors at its regular meeting next succeeding the taking of such action, unless otherwise directed.

ARTICLE III

Officers

Section 1. Number, Election and Term

1.1 The Board of Directors, as soon as reasonably practicable after the election of Directors by stockholders in each year, may elect a Chairman of the Board of Directors as an officer of the Company and shall elect a President, one or more Vice Chairmen, one or more Vice Presidents, a Secretary, a Treasurer and a Controller and, from time to time may elect such Assistant Secretaries, Assistant Treasurers and Assistant Controllers, and appoint such other agents, as it may deem desirable. Any two or more offices may be held simultaneously by the same person, except as otherwise may be required by applicable law. The Board of Directors shall elect one of the above officers Chief Executive Officer of the Corporation.

1.2 The term of office of all officers shall be until the next succeeding annual election of officers and until their respective successors shall have been elected and qualified, but any officer or agent elected or appointed by the Board of Directors may be removed, with or without cause, by the affirmative vote of a majority of the members of the Board of Directors whenever in their judgment the best interests of the Corporation will be served thereby. Such removal shall be without prejudice to contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights. Unless specifically authorized by resolution of the Board of Directors, no agreement for the employment of any officer for a period longer than one year shall be made.

Section 2. Authority

Subject to such limitations as the Board of Directors or the Executive Committee may from time to time prescribe, the officers of the Corporation shall each have such authority and perform such duties in the management of the property, business and affairs of the Corporation as by custom generally pertain to their respective offices, as well as such authority and duties as from time to time may be conferred by the Board of Directors, the Executive Committee or the Chief Executive Officer.

Section 3. Compensation

The salaries of all officers, employees and agents of the Corporation shall be determined and fixed by the Board of Directors or pursuant to such authority as the Board or Directors may from time to time prescribe.

ARTICLE IV

Contracts and Negotiable Instruments

Section 1. Checks, Drafts, Signatures, Etc.

All checks and drafts on the Corporation's bank accounts, bills of exchange, promissory notes, acceptances, obligations, other instruments for the payment of money and endorsements other than for deposit in a bank account of the Corporation shall be signed by the Treasurer or an Assistant Treasurer and shall be countersigned by the Chairman of the Board, the Chief Executive Officer, the President, or a Vice Chairman or a Vice President, unless otherwise authorized by the Board of Directors; provided that checks drawn on the Corporation's dividend and/or special accounts may bear the manual signature, or the facsimile signature, affixed thereto by a mechanical device, of such officer or agent as the Board of Directors shall authorize.

Section 2. Execution

All contracts, bonds and other agreements and undertakings of the Corporation shall be executed by the Chairman of the Board, the Chief Executive Officer, the President, a Vice Chairman or a Vice President, or by such other person or persons as may be designated in writing from time to time by the Board of Directors, the Executive Committee, the Chairman of the Board, the Chief Executive Officer, the President, a Vice Chairman or a Vice President, and, in the case of any such document required to be under seal, the corporate seal shall be affixed thereto and attested by the Secretary or an Assistant Secretary.

Section 3. Capacity

Whenever any instrument is required by this Article IV to be signed by more than one officer of the Corporation, no person shall so sign in more than one capacity.

Section 4. Voting of Stock and Execution of Proxies

The Chairman of the Board, the Chief Executive Officer, the President, a Vice Chairman or a Vice President, or such other person or persons as may be designated in writing from time to time by the Board of Directors or the Executive Committee, shall be authorized on behalf of the Corporation to attend any meeting of securityholders of any other corporation or entity in which the Corporation is an owner of securities and to vote, or to sign and issue proxies to vote, such securities upon all matters coming before such meeting or presented to the securityholders of the corporation or entity for their consent.

ARTICLE V

Capital Stock

Section 1. Certificates of Stock

     1.1 The shares of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Each certificate shall be signed by, or in the name of, the Corporation by the Chairman of the Board of Directors, the President or any Vice President and by the Secretary or any Assistant Secretary.

     1.2 The name of the person owning shares of the capital stock of the Corporation, together with the number of shares and the date of issue, shall be entered on the Corporation's books.

Section 2. Transfer Agents and Registrars

     The Corporation shall, if and whenever the Board of Directors determines, maintain one or more transfer offices or agencies, each in the charge of a transfer agent designated by the Board of Directors, where the shares of the capital stock of the Corporation will be directly transferable, and also one or more registry offices, each in the charge of a registrar designated by the Board of Directors, where shares of stock will be registered, and no certificates for shares of the capital stock of the Corporation, in respect of which one or more transfer agents and registrars shall have been designated, shall be valid unless countersigned by one of such transfer agents and registered by one of such registrars. The Board of Directors may also make additional rules and regulations, as it may deem expedient, concerning the issue, transfer and registration of certificates for shares of the capital stock of the Corporation.

Section 3. Transfer of Shares

     Transfers of shares shall be made only upon the books of the Corporation by the holder or by the holder's attorney in fact upon a writing lawfully constituted and upon surrender of certificates for a like number of shares.

Section 4. Lost, Destroyed or Stolen Certificates

     A new certificate of stock may be issued in the place of any certificate previously issued by the Corporation, or any predecessor of the Corporation, alleged to have been lost, destroyed or stolen. The Board of Directors may, in its discretion, require the owner of the lost, destroyed or stolen certificate to give to the Corporation satisfactory evidence that the certificate was lost, destroyed or stolen. The Board of Directors may also require a bond sufficient to indemnify it and its transfer agent against any claim that may be made on account of the alleged loss of the certificate or the issuance of any new certificate.

Section 5. Fixing of Record Dates

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or for the purpose of any other action (other than determining the stockholders entitled to notice of and to vote at any meeting of stockholders), the Board of Directors may, by resolution, fix in advance a date as the record date, such date to be not more than 60 days prior to the date on which the action requiring the determination of stockholders is to be taken. The Board of Directors may in advance fix a date not exceeding 60 days and not less than ten days before the date of any meeting of stockholders as a record date for the determination of stockholders entitled to notice of and to vote at the meeting.

ARTICLE VI

Miscellaneous Provisions

Section 1. Books

The books of the Corporation, except as otherwise provided by applicable law, may be kept outside of the State of Delaware.

Section 2. Corporate Seal

The seal of the Corporation shall be in such form and shall have such content as the Board of Directors shall from time to time determine. The seal shall be in the charge of the Secretary.

Section 3. Fiscal Year

The fiscal year of the Corporation shall be as determined by the Board of Directors.

Section 4. Principal Office

The principal office shall be established and maintained at a place in the District of Columbia designated by the Board of Directors.

Section 5. Amendment of Bylaws

Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or any of them, may from time to time be supplemented, amended or repealed, or new Bylaws may be adopted, by the Board of Directors at any regular or special meeting of the Board of Directors, if such supplement, amendment, repeal or adoption is approved by a majority of the entire Board of Directors.

Section 6. Other Offices

The Corporation may have offices in addition to its registered office in places, either within or outside the State of Delaware, as the Board of Directors may from time to time determine or as the business of the Corporation may require.

Section 7. Public Announcement

For the purposes of Article I, Section 4.4 and Article II, Section 1.2 of these Bylaws, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, the Associated Press, or a comparable national news service, or in a document publicly filed by the Corporation pursuant to the Securities Exchange Act of 1934, as amended.